UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

G REIT, Inc.
(Name of Subject Company)

G REIT, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Scott D. Peters
G REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea R. Biller, Esq. Triple Net Properties, LLC 1551 N. Tustin Avenue, Suite 200 Santa Ana, California 92705 (877) 888-7348	William J. Cernius, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (949) 540-1235

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is G REIT, Inc., a Maryland corporation (the “Company” or “G REIT”). The principal executive offices of the Company are located at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705, and the Company’s telephone number is (877) 888-7348.

The class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “G REIT Common Stock”). The shares of G REIT Common Stock are hereinafter referred to as the “Shares.”

As of October 16, 2006, there were 43,920,000 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer by Everest Investors 17, LP (“Everest”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2006. According to the Schedule TO, Everest is offering to purchase up to 2,193,450 Shares at $8.00 per Share, without interest, less the amount of any and all distributions, other Shares, rights or other securities issued or issuable in respect to the Shares, if any, made or declared to the stockholders by the Company between October 2, 2006 and November 3, 2006, unless Everest extends the period of time during which the Offer is open, and less any transfer fees imposed by the Company for each transfer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). The Schedule TO states that the principal executive offices of Everest are located at 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101, and their telephone number is (626) 585-5920.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates, or (b) Everest and its executive officers, directors or affiliates.

Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and any of their respective executive officers, directors or affiliates is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on May 22, 2006 (the “2006 Proxy Statement”), portions of which sections are attached hereto as Annex A and incorporated herein by this reference: “Compensation of Directors and Executive Officers,” “Principal Stockholders” and “Certain Relationships and Related Party Transactions.” The Company has not updated the information in Annex A and such information is given as of the date of the 2006 Proxy Statement.

The Company’s charter documents contain typical, limited immunities from monetary liability for the Company’s directors and typical, limited rights to indemnification in favor of the Company’s directors and officers. The Company’s directors and officers are also covered by director and officer insurance.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation or Recommendation.  The Board of Directors of the Company (the “Board”) recommends that all holders of Shares reject the Offer and not tender any shares in connection with the Offer.

(b) Reasons.  In making the recommendation set forth in the preceding paragraph, the Board considered a number of factors the Board believes are relevant in evaluating the Offer:

(i) According to the Schedule TO filed by Everest, the $8.00 per Share price offered by Everest will be reduced by the amount of distributions declared or made by the Company between October 2, 2006 and November 3, 2006, unless Everest extends the period of time during which the Offer is open. The Company has historically paid a monthly cash distribution to its stockholders based on a percentage of the initial $10.00 per Share purchase price. In accordance with the Company’s plan of liquidation, the Company intends to continue to pay regular monthly liquidating distributions to stockholders at the rate of 7.50% per annum, or $0.0625 per Share, until the Company has made liquidating distributions pursuant to the plan of liquidation totaling $150,000,000. The Company’s Board has agreed to consider continuing these regular liquidating distributions throughout the liquidation process. In addition, on October 2, 2006, the Company announced approval of its first special liquidating distribution of approximately $171,289,000 or $3.90 per Share, payable to stockholders of record on September 30, 2006. The Company paid this liquidating distribution on October 11, 2006. Further, the Company declared a regular liquidating distribution of $0.0625 per Share on October 1, 2006, which was paid on October 7, 2006. The Company anticipates declaring a regular liquidating distribution of $0.0381 per Share (7.50% of $6.10, which is $10.00 less the $3.90 special liquidating distribution) on November 1, 2006, which the Company anticipates paying on or about November 7, 2006. When adjusted for these distributions, the actual price offered by Everest is approximately $4.00 per Share.

(ii) The Board believes that the $8.00 per Share ($4.00 per Share, as adjusted) does not represent the fair value of the Shares. In the Offer to Purchase, Everest reported that, according to Direct Investments Spectrum, an independent third party publication, between July 1, 2005 and June 30, 2006 (the most recent published information), there were 126 trades of the Company’s Shares at prices between $9.30 and $10.09 per Share. Sales may be conducted which are not reported in the Direct Investments Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investments Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Shares, which typically are reduced by commissions (typically up to 8.00% with a minimum of $150-$200) and other secondary market transaction costs. While the information published by this independent source is believed to be the product of private market research and does not constitute the comprehensive transaction reporting of a securities exchange, the Board believes that these prices more closely represent fair consideration for the Shares than the price offered by Everest.

(iii) Everest stated in the Offer to Purchase that it developed an estimated current liquidation value for the Company’s Shares using its proprietary valuation methods, based on its own estimate of the fair market value of the Company’s property obtained by a review and analysis of the Company’s publicly filed financial statements and other publicly available information, historical distributions made to stockholders, the assets, liabilities and operating results of the Company, the mortgage loans, assumed expenses of selling the properties and liquidating the Company, and other considerations. Based on this information, Everest stated in the Offer to Purchase that it estimated the net proceeds to stockholders from a current liquidation of the Company to be between $10.00 and $11.00 per Share. Everest also provided that it had considered that the Company stated an estimated value in 2006 of $10.94 per Share. (As noted in (iv) below, the Company has provided in its quarterly report for the second quarter of 2006 filed on Form 10-Q with the SEC on August 10, 2006 that the net assets in liquidation as of June 30, 2006 would result in liquidating distributions per share of approximately $10.97, not $10.94). Everest did not provide details as to how it arrived at its Offer price of $8.00 per Share ($4.00 per Share, as adjusted). As a result, it is not clear to the Board that the liquidity discount used by Everest is appropriate or is the correct measure for determining the true value of the Shares.

(iv) The Company has not conducted a formal valuation analysis of the Shares in response to the Offer. However, as previously disclosed, the Company is currently in a stockholder-approved liquidation. The Company has provided in its quarterly report for the second quarter of 2006 filed on Form 10-Q with the SEC on August 10, 2006 that the net assets in liquidation as of June 30, 2006 would result in liquidating distributions per share of approximately $10.97. In addition, the Company’s current anticipated liquidation value is $6.59 per Share (which is $10.97 less the $3.90 special liquidating distribution and the $0.4375 regular liquidating distributions that were paid from April 2006 through October 2006 and the $0.0381 anticipated regular liquidating distribution to be declared on November 1, 2006, which the Company anticipates paying on or about November 7, 2006). These estimates for liquidating distributions per share include projections of costs and expenses expected to be incurred during the period required to complete the plan of liquidation, and could change materially based on the timing of sales, the performance of the underlying assets and any changes in the underlying assumptions of the projected cash flows. On October 2, 2006, the Company announced approval of its first special liquidating distribution of approximately $171,289,000 or $3.90 per Share, payable to stockholders of record on September 30, 2006. The Company paid this liquidating distribution on October 11, 2006. Although the Company currently expects to sell all of its assets and anticipates completing liquidation by February 27, 2008, there can be no assurance that the liquidation will be completed by that date.

(v) The Everest Offer is limited to 2,193,450 Shares. If more than 2,193,450 Shares are tendered in response to the Offer, Everest will accept the Shares on a pro rata basis, adjusting by rounding to the nearest whole number of Shares properly tendered to avoid purchases of fractional Shares.

(vi) The Offer includes statements regarding the sufficiency of the funded capital available to Everest to satisfy its obligations to purchase all Shares tendered pursuant to the Offer. Detailed financial information relating to Everest is not publicly available, and the Board cannot therefore verify the ability of Everest to fund the Offer.

As explained above, the Board recommends that all holders of Shares reject the Offer and not tender any Shares in connection with the Offer. However, the Board acknowledges that a stockholder’s individual circumstances may warrant a different result. For example, a stockholder faced with immediate liquidity needs may choose to consider the immediate liquidity provided by Everest’s Offer. Each stockholder must make his, her or its own decision whether to tender or refrain from tendering its Shares. The Company strongly urges each stockholder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. Stockholders should carefully review all of the Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and this Statement, and consult with their own financial, tax and other advisors in evaluating the Offer before deciding whether to tender their Shares.

(c) Intent to tender.  After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates and subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

(b) There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.

Forward-Looking Statements.  Historical results and trends should not be taken as indicative of future operations. Our statements contained in this Statement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ materially from those included in the forward-looking statements. We intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of us, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts, or REITs); availability of capital; interest rates; our ability to service our debt, competition; supply and demand for operating properties in our current market areas; the prospect of a continuing relationship with Triple Net Properties, LLC; generally accepted accounting principles, or GAAP, and policies and guidelines applicable to REITs; predictions of the amount of liquidating distributions to be received by stockholder; statements regarding the timing of asset dispositions and the sales price we will receive for assets; the effect of the liquidation; and litigation, including, without limitation, the investigation by the SEC, of Triple Net Properties, LLC. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning us and our business, including additional factors that could materially affect our financial results, is included herein and in our other filings with the SEC.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Letter to Stockholders of G REIT, Inc., from Scott D. Peters, Chief Executive Officer and President of the Company, dated as of October 16, 2006*
(e)(1)	Excerpts from the G REIT, Inc. Proxy Statement filed on Schedule 14A with the SEC on May 22, 2006, incorporated by reference to Annex A to this Schedule
(g)	None

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G REIT, INC.

/s/  Scott D. Peters
Name: Scott D. Peters
Title: Chief Executive Officer and President

Dated: October 16, 2006

Exhibit (e)(1)

Annex A

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Effective June 29, 2004, we pay each independent and outside director an annual retainer fee of $15,000. In addition, each independent and outside director is paid the following fees for attending board and committee meetings:

•	$1,000 per regular monthly board meeting, whether in person or by telephone;

•	$500 per committee meeting, whether in person or by telephone, unless the committee meeting follows a regularly scheduled monthly board meeting; and

•	an additional $500 per committee meeting to the committee chairperson for each meeting attended in person or by telephone.

The independent and outside directors also qualified for the independent director stock option plan and 2004 incentive award plan. Pursuant to our plan of liquidation, as of February 27, 2006, all plans were terminated.

Independent Director Stock Option Plan

On July 22, 2002, we adopted the independent director stock option plan, or Director Plan, which was approved by our stockholders on June 28, 2003. Only outside and independent directors were eligible to participate in the Director Plan. We authorized and reserved a total of 100,000 shares of common stock for issuance under the Director Plan. During the year ended December 31, 2004, we granted options to purchase 40,000 shares at $9.00 per share to our directors. No options were granted during the year ended December 31, 2005. As of December 31, 2005, there were options outstanding for the purchase of 80,000 shares of our common stock, of which 40,000 were vested. Pursuant to our plan of liquidation, as of February 27, 2006, the plan was terminated and all options under the plan were forfeited.

Officer and Employee Stock Option Plan

On July 22, 2002, we adopted the officer and employee stock option plan, or Officer Plan, which was approved by our stockholders on June 28, 2003. All of our officers and employees were eligible to participate in the Officer Plan; however, we had no employees as of December 31, 2005. We authorized and reserved a total of 400,000 shares of common stock for issuance under the Officer Plan. During the year ended December 31, 2004, we granted options to purchase 275,000 shares of our common stock at $9.00 per share. No options were granted during the year ended December 31, 2005. As of December 31, 2005, there were options outstanding for the purchase of 340,000 shares of our common stock, of which 65,000 were vested. Pursuant to our plan of liquidation, as of February 27, 2006, the plan was terminated and all options under the plan were forfeited.

2004 Incentive Award Plan

On May 10, 2004, we adopted the 2004 incentive award plan, or 2004 Plan, which was approved by our stockholders on June 29, 2004. The 2004 Plan provided for equity awards to our employees, directors and consultants. The 2004 Plan authorized the grant of options and other awards consisting of nonqualified stock options, restricted stock, stock appreciation rights and other awards, including cash bonuses. The aggregate number of shares subject to such awards was limited to 6,000,000 shares of our common stock. We granted 35,000 and 20,000 shares of restricted stock to our independent directors during the year ended December 31, 2005 and 2004, respectively. Restricted shares vested 20% per year on each of the first through fifth anniversaries of the grant date, or sooner upon a change of control of our company. 4,000 restricted shares vested during the year ended December 31, 2005. Compensation expense related to the restricted stock awards under the 2004 Plan were recorded over the related vesting periods based on the fair value of the underlying awards. Pursuant to our plan of liquidation, as of February 27, 2006, all 51,000 unvested shares of restricted stock became vested and the plan was terminated.

Equity Compensation Plan Information

Our equity compensation plan information as of December 31, 2005 is as follows:

	Number of Securities		Number of Securities
	to be Issued Upon	Weighted-Average	Remaining Available
	Exercise of Outstanding	Exercise Price of	for Future Issuance
	Options,	Outstanding Options,	Under Equity
Plan Category	Warrants and Rights	Warrants and Rights	Compensation Plans

Equity compensation plans approved by security holders(1)	475,000	$9.00-$9.05	6,025,000
Equity compensation plans not approved by security holders	—		—

Total	475,000		6,025,000

(1)	Each of the independent director and officer/employee stock option grants was approved at our Annual Meeting of Stockholders held on June 28, 2003. Our 2004 incentive award plan was approved at our Annual Meeting of Stockholders held on June 29, 2004. Pursuant to our plan of liquidation, as of February 27, 2006, all of the plans were terminated and all outstanding options under the plans were forfeited and all restricted stock awards became fully vested.

Compensation of Executive Officers

We have no employees and our executive officers are all employees of our Advisor and/or its affiliates. These executive officers are compensated by our Advisor and/or its affiliates and during the year ended Decembers 31, 2005 did not receive any compensation from us for their services.

Option/SAR Grants in Last Fiscal Year

We did not grant any options to purchase shares of our common stock or stock appreciation rights to our officers in the last fiscal year ended December 31, 2005.

Aggregated Option/ SAR Exercises and Fiscal Year-End Option/ SAR Value Table

			(d)	(e)
			Number of Securities	Value of Unexercised
	(b)		Underlying Unexercised	In-the-Money
	Shares	(c)	Options/SARs at	Options/SARs at
(a)	Acquired on	Value	FY-End	FY-End ($)
Name	Exercise ($)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Anthony W. Thompson(1)	—		45,000/50,000	$43,000/$50,000
Scott D. Peters(2)	—		—	—

(1)	Mr. Thompson previously served as our Chief Executive Officer and President until December 19, 2005.

(2)	Mr. Peters previously served as our Executive Vice President and Chief Financial Officer until December 19, 2005, when he was appointed as our Chief Executive Officer and President.

Compensation Committee Interlocks and Insider Participation

During 2005, all of our directors served on the executive compensation committee. Mr. Thompson also served as our chief executive officer and president until December 19, 2005.

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 15, 2006, the number and percentage of shares of our common stock owned by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) our chief executive officer (and each of the four most highly compensated executive officers if such officer’s salary and bonus for 2005 exceeded $100,000), (3) each director and (4) all directors and executive officers as a group.

	Number of Shares of
	Common Stock		Percent of
Name of Beneficial Owner	Beneficially Owned(1)		Class

Scott D. Peters, Chief Executive Officer	—		*
Anthony W. Thompson, Chairman	29,313	(2)	*
Gary T. Wescombe, Director	10,000		*
Edward A. Johnson, Director	10,000		*
D. Fleet Wallace, Director	10,000		*
W. Brand Inlow, Director	10,000		*
Gary H. Hunt, Director	5,000		*

All Named Executive Officers and Directors as a Group	74,313		*

*	Represents less than 1% of the outstanding common stock.

(1)	All outstanding options were forfeited as of February 27, 2006 pursuant to the adoption of our plan of liquidation by stockholders.

(2)	Includes 6,175 shares of our common stock owned by AWT Family LP, a limited partnership controlled by Mr. Thompson and 23,138 shares of our common stock owned by our Advisor. Mr. Thompson is the chief executive officer and 36.5% owner of our Advisor.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own 10% or more of our common stock, to report their beneficial ownership of our common stock (and any related options) to the SEC. Their initial reports must be filed using the SEC’s Form 3 and they must report subsequent stock purchases, sales, option exercises and other changes using the SEC’s Form 4, which must be filed within two business days of most transactions. In some cases, such as changes in ownership arising from gifts and inheritances, the SEC allows delayed reporting at year-end on Form 5. Officers, directors and stockholders owning more than 10% of our common stock are required by SEC regulations to furnish us with copies of all of reports they file pursuant to Section 16(a). We have made the services of our legal counsel available to our officers and directors to assist them in meeting their filing obligations.

Based solely on our review of copies of these reports filed by or on behalf of our officers and directors (or oral representations that no such reports were required) as of May 15, 2006, we believe that all Section 16(a) filing requirements applicable to our reporting persons during 2005 were complied with.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Triple Net Properties, LLC, our Advisor, is primarily responsible for managing our day-to-day business affairs and assets and carrying out the directives of our Board of Directors pursuant to the terms of the Advisory Agreement between us and our Advisor. Our Advisor is a Virginia limited liability company that was formed in April of 1998 to advise syndicated limited partnerships, limited liability companies and other entities regarding the acquisition, management and disposition of real estate assets. All of our officers and one of our directors are affiliated with our Advisor, and these officers and directors collectively own 40.0% of the equity interest in our Advisor. Our Advisor currently advises more than 100 entities that have invested in properties located in twenty states.

Before the commencement of our initial public offering, our Advisor purchased 22,000 shares of our common stock at a price of $9.05 per share for $200,000 in cash. Our Advisor intends to retain such shares while serving as our Advisor.

Advisory Agreement

The Advisory Agreement expired on July 22, 2005. Based on the approval of our plan of liquidation, our Advisor has agreed to continue to provide its services to us on a month-to-month basis pursuant to the terms of the expired Advisory Agreement. Our Advisor bears the expenses incurred in connection with supervising, monitoring and inspecting real property or other assets owned by us (excluding proposed acquisitions) or otherwise relating to its duties under the Advisory Agreement. Such expenses include employing its personnel, rent, telephone, equipment and other administrative expenses. We reimburse our Advisor for certain expenses incurred, including those related to proposed acquisitions and travel expenses. However, we will not reimburse our Advisor for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2% of average invested assets or 25% of net income for such year. If our Advisor receives an incentive distribution, net income (for purposes of calculating operating expenses) excludes any gain from the sale of assets. As of December 31, 2005, 2004 and 2003, such reimbursement had not exceeded these limitations. We bear our own expenses for functions not required to be performed by our Advisor under the Advisory Agreement, which generally include capital raising and financing activities, corporate governance matters, and other activities not directly related to real estate properties and other assets. During the years ended December 31, 2005, 2004 and 2003, we paid our Advisor $0, $1,804,000 and $1,167,000, respectively, for reimbursement of organizational and offering expenses.

Real Estate Commissions

Under the terms of the Advisory Agreement, Triple Net Properties Realty, Inc., or Realty, an affiliate of our Advisor serves as our real estate broker and may receive real estate commissions of up to 3% of the purchase price of our properties. For the years ended December 31, 2005, 2004 and 2003, we paid Realty real estate commissions of $448,000, $13,315,000 and $7,079,000, respectively, of which 75% was passed through to our Advisor pursuant to an agreement between our Advisor and Realty, or the Realty-Triple Net Agreement. As of December 31, 2005, Realty was 84% owned by Anthony W. Thompson and 16% owned by Louis J. Rogers.

Real Estate Disposition Fee

Under the terms of the Advisory Agreement, we pay Realty a real estate disposition fee equal to the lesser of 3% of the sales price or 50% of the sales commission that would have been paid to third-party sales broker. For the year ended December 31, 2005, we paid Realty $1,115,000 for real estate disposition fees, of which 75% was passed through to our Advisor pursuant to the Realty-Triple Net Agreement. We did not pay any disposition fees to Realty during the years ended December 31, 2004 and 2003.

Lease Commissions

We pay Realty a leasing commission for its services in leasing any of our properties of 6% of the value of any lease (based upon the contract rent during the term of the lease) entered into during the term of the Advisory Agreement and 3% with respect to any renewals. For the years ended December 31, 2005, 2004 and 2003, we paid Realty leasing commissions of $2,756,000, $869,000 and $57,000, respectively, 100% of which was passed through to our Advisor pursuant to the Realty-Triple Net Agreement.

Property Management Fee

Under the terms of the Advisory Agreement, we pay Realty a property management fee equal to 5% of the gross income from our properties; however, a portion of this fee may be re-allowed to a third-party property manager. These fees are paid monthly. For the years ended December 31, 2005, 2004 and 2003, we paid Realty property management fees of $5,617,000, $4,293,000 and $458,000, respectively, of which 100% was passed through to our Advisor pursuant to the Realty-Triple Net Agreement.

Incentive Distributions

Our Advisor owns 100 non-voting incentive performance units in G REIT, L.P., our Operating Partnership, and is entitled to incentive distributions of operating cash flow after our stockholders have received an 8.0% annual return on their invested capital. No incentive distributions were made to our Advisor for the years ended December 31, 2005, 2004 and 2003.

Dealer Manager Agreement

NNN Capital Corp. served as the managing broker dealer for each of our initial and second public offerings pursuant to the terms of a Dealer Manager Agreement. During the period of our offerings, NNN Capital Corp. was 100% owned by Anthony W. Thompson, our chief executive officer, president and chairman of our Board of Directors. For the years ended December 31, 2005, 2004 and 2003, we paid NNN Capital Corp. $0, $25,149,000, and $14,108,000, respectively, for selling commissions and marketing and due diligence fees.

Related Party Accounts Receivable/ Payable

Related party accounts receivable consists primarily of amounts due to us from our Advisor. Related party accounts payable consists primarily of amounts due from us to our Advisor.

Unconsolidated Debt Due to Related Parties

Our properties may obtain financing through our Advisor and Cunningham Lending Group, LLC, or Cunningham, an entity wholly owned by Anthony W. Thompson. As of December 31, 2005 and 2004, the following notes were outstanding:

Cunningham Lending Group, LLC

Park Sahara, a property of which we owned 4.75%, borrowed $40,000 in September 2005 at an interest rate of 8% per annum, which was due 30 days from origination. On October 14, 2005, Park Sahara repaid the note plus all accrued interest.

Triple Net Properties, LLC

Park Sahara had $44,000 due to our Advisor as of December 31, 2004. This unsecured note bore interest at 12.0% per annum and was due and payable upon demand. The note, plus all accrued interest was repaid on December 20, 2005 in conjunction with the sale of Park Sahara.

Business Relationships With Legal Counsel

Hirschler Fleischer, a Professional Corporation, acts as legal counsel to us. During the year ended December 31, 2005, we paid legal fees to Hirschler Fleischer of $134,000. Mr. Rogers was a member of Hirschler Fleischer since 1988, a shareholder from 1994 to December 31, 2004, and, since January 2005, has served as their senior counsel. Effective August 15, 2004, Mr. Rogers was appointed president of our Advisor and effective September 27, 2004, Mr. Rogers was appointed a member of our Advisor’s board of managers. As of December 31, 2005, Mr. Rogers owned 2% of our Advisor and 16% of Realty.

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)	Letter to Stockholders of G REIT, Inc., from Scott D. Peters, Chief Executive Officer and President of the Company, dated as of October 16, 2006